Exhibit 99.1

SOUTHWEST AIRLINES ANNOUNCES NEXT PHASE OF

COMPREHENSIVE BOARD REFRESHMENT

Six Directors to Retire in November; Gary Kelly to Retire Immediately After 2025 Annual Meeting

Board Intends to Appoint Four New Independent Directors, Potentially Including

Candidates Proposed by Elliott Investment Management L.P., in Near Term

Board Eliminates Executive Committee Structure and Creates New Finance Committee;

New Committee Chairs and Lead Independent Director to be Named

Board Reiterates Support for Bob Jordan as CEO

Southwest Airlines Intends to Continue Engagement Toward a Collaborative Resolution

with Elliott Investment Management L.P.

DALLAS, September 10, 2024 – Southwest Airlines Co. (NYSE: LUV) (the “Company”) today announced the next phase of the Board’s transformation, including significant ongoing refreshment. The Board presented its plans at a meeting yesterday and invited Elliott Investment Management L.P. (“Elliott”) to participate in refreshment efforts and other corporate governance changes. Southwest Airlines intends to continue its constructive engagement with Elliott toward a collaborative resolution in the near term.

Southwest Airlines Executive Chairman Gary Kelly also is sending a letter to Shareholders today detailing these changes, which can be viewed here, highlighting the following:

Board Composition and Refreshment

Executive Chairman Gary Kelly has announced his intention to voluntarily retire from the Board and his Executive Chairman position effective immediately after the 2025 Annual Meeting. Six current Directors have informed the Board of their plans to voluntarily step down immediately after the Company’s regularly scheduled Board meeting in November:

•	David Biegler (Compensation Committee Chairman)

•	Veronica Biggins (Nominating and Corporate Governance Committee Chair)

•	Senator Roy Blunt

•	Dr. William Cunningham (Lead Director)

•	Dr. Thomas Gilligan (Audit Committee Chairman)

•	Jill Soltau

The Southwest Airlines Board deeply appreciates the service of the outgoing Directors, each of whom offered unique experience and expertise that benefitted all Shareholders. The Company wishes them all the best in their future endeavors.

The Board anticipates appointing four new independent Directors in the near future. In addition to considering Elliott’s Director candidates, the Nominating and Corporate Governance Committee has engaged a leading independent search firm to identify and review strong candidates who can bring complementary skills and experience to lead the airline forward.

The airline has added or appointed eight highly qualified Directors over the past three years, including the recent appointment of Rakesh Gangwal, co-founder of India’s largest airline, InterGlobe Aviation (IndiGo). With these changes, the Company expects the number of Directors serving on the Board to be reduced to 13 following the regularly scheduled November Board meeting and to 12 following the 2025 Annual Meeting. Inclusive of all of these changes, 75% of the airline’s Directors will have three years or less tenure on the Board as of the 2025 Annual Meeting and the average Board tenure will be approximately 2.5 years, reduced from 7.3 today.

Corporate Governance Changes

Consistent with feedback from Shareholders, the Board has eliminated the Executive Committee structure and created a new Finance Committee with a mandate focused on assisting the Board with oversight of financial, operational, and business plans and strategies, major transactions, capital structure and capital allocation priorities, among other duties. In connection with the planned Director retirements in November and other Board committees being reconstituted at that time, the Finance Committee also will be reconstituted to include both new and incumbent Directors with relevant strategy and financial expertise. The Board will name a new Lead Director and new Committee Chairs for each of the Audit, Compensation, and Nominating and Corporate Governance Committees at that time as well.

The comprehensive changes announced today reflect feedback from a variety of Southwest Airlines Shareholders collected through direct engagement by the Board and build upon deliberate actions by the Board to embrace fresh perspectives. To supplement the Board’s oversight, the Company has brought in outside experts and consultants who have provided independent scrutiny and comprehensive analyses of the plan, including former CEO of Spirit Airlines and AirTran Airways, Robert Fornaro.

These moves are intended to further strengthen the Board’s ability to provide effective oversight and to hold Management accountable as it continues to execute its strategic plan.

Board Confident in CEO Bob Jordan and Committed to Holding Management Accountable for Delivering Results

Southwest Airlines’ Board is confident that there is no better leader than Bob Jordan to successfully execute Southwest Airlines’ robust strategy to evolve the airline and enhance sustainable Shareholder value. Jordan is a 36-year industry veteran who has led the Company through some of its most turbulent times, while consistently driving transformational initiatives and innovation.

Over Jordan’s tenure at the Company, he has led the acquisition and integration of AirTran Airways; was instrumental in the development of Southwest’s e-commerce platform; launched a new and highly successful Southwest Airlines Rapid Rewards® program; oversaw a wholesale refresh of the Southwest Airlines brand; led the expansion of the route network domestically and introduced international flights and, during the height of the pandemic, led efforts around voluntary retirement and leave programs that were critical to maintaining Southwest Airlines’ financial strength and sustainability.

Jordan is implementing intentional changes to transform the business, meet evolving Customer preferences, enhance the Customer Experience, further modernize the airline, and drive Shareholder returns. During his tenure as CEO, Jordan has been the visionary and key driver behind the review and development of the commercial initiatives outlined at the airline’s second quarter financials and made substantial improvements to the airline’s operational performance, all with a commitment to driving improved financial performance. Introducing leadership change in the middle of Southwest Airlines’ largest transformation to-date would present significant risk to the Company and its Shareholders.

The Board has high expectations for Jordan and the executive leadership team and will continue to hold them accountable for delivering results.

BofA Securities and Morgan Stanley & Co. LLC are acting as financial advisors to Southwest Airlines; Vinson & Elkins L.L.P. and Kirkland & Ellis LLP are acting as legal advisors.

The following is the full text of Southwest Airlines Executive Chairman Gary Kelly’s letter to Shareholders:

September 10, 2024

Dear Southwest Shareholders,

I’ve had the great honor and privilege to serve as an Employee and Officer of Southwest Airlines for the past 38 years. Throughout that time, I have been committed to communicating with all of our constituents with open, honest, and transparent updates. This letter is among the most important.

Yesterday, two of our independent Directors and I met with Elliott Investment Management at its New York office. Our objective was to meet, in person, and commence a productive dialogue, which I believe we successfully achieved. We have been committed to engaging constructively with Elliott since its initial announcement of its investment in Southwest on June 10 and have solicited feedback from a range of other Shareholders on the issues Elliott raised in its presentation and other public communications. In our meeting with Elliott yesterday, we shared a specific framework to address its concerns about corporate governance and performance, and we are continuing to engage constructively toward a collaborative resolution in the near term. In the meantime, it is important that we not delay the meaningful Board refreshment and corporate governance changes already underway, which we discussed with Elliott, and I have outlined below. Before I do so, however, I offer a brief perspective.

Southwest is unquestionably the most successful commercial carrier in the history of aviation. All the credit goes to the People of Southwest and their strong Culture. From my seat since joining in 1986 as Controller, the Company’s value has grown 60-fold. It had an unprecedented, uninterrupted profit streak of 47 years – despite wars; recessions; oil price spikes; 9/11; the Great Recession, and all along, an airline environment so brutally competitive that every major airline in existence in 1986 other than Southwest is either gone or has gone bankrupt. Southwest’s profit streak was only interrupted by the pandemic, as even Southwest was not immune to COVID-19. However, the years preceding the pandemic saw Southwest producing record returns on invested capital and to Shareholders. Since I stepped down as CEO in 2022, Southwest has continuously strived to uphold this track record, while maintaining our passion to serve our Customers and care for our Southwest Family. Southwest has shown, for more than 53 years, that these endeavors are not mutually exclusive. In fact, they work in harmony.

The past several years emerging from the destruction of the pandemic have been especially challenging, with soaring industry costs and capacity. Our performance has fallen short of our expectations. We’ve faced challenges many times and have overcome them. We are taking swift and bold action, and we will overcome these challenges, too. The Southwest leadership team, with oversight from the Board, has been pursuing meaningful, tactical changes to the route network; revenue management techniques; and marketing, merchandising, and distribution methods. A thorough, comprehensive, and urgent analysis and evaluation of our strategy has been underway since last year that will transform Southwest, yet again, and further strengthen our position as the friendly, reliable and low-cost airline of choice.

Our team, under Bob Jordan’s leadership, recently announced significant changes to our business model – assigned seating; offering more premium options; red-eye flights – with more to come at our long-planned Investor Day on September 26. Our imperative is to maintain the essence of what makes Southwest unique, special, successful, and in a category of one. This transformation will be fueled by our world-class Culture with the best People in the business who have a passion for serving others. It will substantially increase our profitability and Shareholder value and return Southwest to a sustained industry leadership position.

Now, let’s turn to our plan.

ISSUE NO. 1: CEO

The Board and leadership of Southwest unanimously support Bob Jordan as CEO. Bob has a proven track record over decades and, most importantly, he has what it takes to lead Southwest through a significant transformation and usher in a new era of profitable growth, innovation, and industry leadership. Bob is a hands-on, detailed, and insightful thinker with a deep knowledge of this complex industry and business. More importantly, he understands Southwest, our Culture, and our unique brand. As Executive Vice President & President of AirTran following Southwest’s acquisition, he successfully integrated it into Southwest’s operation. As Chief Commercial Officer, he was instrumental in the development of Southwest’s e-commerce platform, southwest.com®; the launch of the all-new and highly successful Southwest Airlines Rapid Rewards® program; the refresh of the Southwest brand; the expansion of the route network domestically and the introduction of international flights; and, during the pandemic, led efforts that allowed over ten thousand Employees to take voluntary leaves, critical to managing our cash burn during the crisis.

Through a variety of leadership roles, Bob has been instrumental in ensuring Southwest’s strong financial performance over the last 20 years. He is a strong, passionate, and results-driven leader who is widely respected throughout the Company and beyond. Only 2.5 years into his role as CEO, he is leading the bold plan to transform Southwest, maintain our strong financial position – in a very challenging industry littered with many failures – and drive Shareholder value. Despite this challenging period, his courage and resolve have been unwavering, but more time is needed. The added component of leadership change in the middle of Southwest’s largest transformation to date is simply a risk that the Company and its Shareholders do not need and cannot afford. This Board will hold Bob and his leadership team strictly accountable to executing these plans and delivering Shareholder returns.

ISSUE NO. 2: BOARD CHAIR

I’ve been Chairman since Herb Kelleher retired after 30 years in 2008, and it has been an honor to serve in that role. Since I retired as CEO in 2022, my additional duties as Executive Chairman, primarily, have been governmental and community affairs, along with strategies and innovations like sustainable aviation fuels. During our meetings with Shareholders, we fielded questions about my role and Bob’s role as our CEO. Make no mistake, Bob runs this airline as CEO, and that has been the case since 2022 when I retired. My role has been leading Board oversight, but it has always been transitional, which begs the question as to our vision for the role going forward. I love this Company and its People, and I have been loyal and devoted for nearly four decades. That’s not entrenchment. While my heart will always be with Southwest and a part of me would love to continue supporting this great Company day-to-day, I recognize it is critical to demonstrate my immense confidence and support for Bob Jordan as CEO to all our Stakeholders. He and his extremely dedicated, talented and proven leadership team are vital to executing these plans. So, as we enter this next era, my role will come to a close at the end of my term – I will be retiring from the Board and my Executive Chairman position at Southwest’s 2025 Annual Meeting of Shareholders in the spring, and our Board will decide a new Chair at that time. The next generation is more than ready to take the mantle of leadership and is already executing the plan that continues to build on our legacy of success. I had intended to consider this next year as part of our continuing efforts to refresh the Board, but I’ve since decided it is more important to expedite the plan in an effort to put this governance debate behind us and allow Bob and his team to focus exclusively on running the airline and restoring our industry leading performance.

ISSUE NO. 3: REFRESH THE BOARD

We have been refreshing our Board since emerging from the punishing environment of the pandemic in late 2021, while also transitioning the CEO role to Bob Jordan. Since then, we have added eight new independent Directors, while five have retired. Consistent with Elliott’s proposal and our preexisting intent to continue refreshing the Board, and based on feedback from many Shareholders, we have accelerated these efforts. At our upcoming regularly scheduled Board meeting in November, six of our current Directors will retire from the Board, and the Board anticipates appointing four new independent Directors in the near future, including due consideration of up to three of Elliott’s candidates. This is the framework we proposed to Elliott yesterday.

Directors David Biegler (Compensation Committee Chairman); Veronica Biggins (Nominating and Corporate Governance Committee Chair); Senator Roy Blunt; Dr. William Cunningham (Lead Director); Dr. Thomas Gilligan (Audit Committee Chairman); and Jill Soltau have decided to retire from the Board. Following their departures in November, the newly constituted Board will elect a new Lead Director; a new Audit Committee Chair; a new Compensation Committee Chair; and a new Nominating and Corporate Governance Committee Chair.

I am deeply appreciative of the outgoing Directors who have brought exceptional experiences, insights, and expertise to the Boardroom for the benefit of our Shareholders. Bill and David were appointed to the Board when Herb Kelleher was Chairman and have helped steer us through many challenges and achieve tremendous accomplishments over their 24 and 18 years, respectively. Veronica joined us 13 years ago and was previously on the AirTran Board. She was instrumental to our successful acquisition and integration of AirTran, along with her expert leadership of our nominating and corporate governance efforts. Tom joined us nine years ago with a unique background in economics and perspectives from leading the Hoover Institution as Executive Director. While newer to our Board, I am especially grateful to Jill and Senator Blunt for their graciousness in helping Southwest in its efforts to refresh our Membership and respond to Shareholder feedback.

Make no mistake, our Board fully understands we are elected by you to serve our Shareholders.

ISSUE NO. 4: NEW BOARD COMMITTEE

Consistent with feedback from Shareholders, we have eliminated the Executive Committee structure and formed a new Finance Committee, with a mandate focused on assisting the Board with oversight over financial, operational, and business plans and strategies, major transactions, capital structure and capital allocation priorities, among other duties. In connection with the planned Director retirements in November and other Board committees being reconstituted at that time, the Finance Committee also will be reconstituted to include both new and incumbent Directors with relevant strategy and financial expertise.

ISSUE NO. 5: NEW BUSINESS PLAN

I am confident the meaningful changes made to our route network; revenue management techniques; and marketing, merchandising and distribution methods – as well as significant new operational initiatives – collectively will transform the airline and usher in the next era of Customer loyalty and strong financial performance. All of these changes reflect significant discussion and debate in the Boardroom and are informed by direct feedback from Shareholders over many months, including on pertinent issues such as the magnitude and pace of our growth, our ability to forecast accurately, and how to continuously innovate in ways that are accretive financially and to the unique Southwest brand.

I am hopeful that all our Shareholders will be as enthused as I am over the direction our leadership and Board are taking us, which you will hear a lot more about at our Investor Day on September 26.

Overseeing the development and execution of our ambitious yet eminently achievable business plan has been the Board’s top priority. We have the right Directors on the Board who are focused on the details, including our newest Directors Rakesh Gangwal and Lisa Atherton, who bring unique and complementary aviation experience. To supplement the Board’s oversight, we have brought in outside experts and consultants who have provided independent scrutiny and comprehensive analyses of the plan, including former CEO of Spirit Airlines and AirTran Airways, Robert Fornaro.

Bob Jordan has the right team and the right plan for Southwest’s future, and he has all the tools and expertise needed to ensure its successful execution.

SUMMARY

We acknowledge that significant changes are necessary to position Southwest for the future and are committed to implementing those changes. Our Board welcomes input from all Shareholders and is pleased that yesterday’s meeting with Elliott was constructive, and that we are maintaining an open dialogue about changes underway at Southwest and how Elliott and its Board candidates may contribute to those.

The Company has a tremendous amount of work to do but the path is clear:

1.

CEO Bob Jordan has the Board’s unanimous support and, along with our executive leadership team, is vital to executing the transformative business plan. They will be held accountable for executing the plan.

2.	I will step down from the Board and as Executive Chairman at our 2025 Annual Shareholders Meeting, at which time the Board will elect a new Chairman.

3.

Six of our current Directors will retire from the Board at our regularly scheduled Board meeting in November, and the Board anticipates appointing four new independent Directors in the near future, with due consideration being given to filling up to three of those positions with candidates from Elliott’s slate.

4.	We have established a new Board Finance Committee with oversight of the Company’s strategy and financial performance.

5.	We will share a comprehensive updated business plan at our September 26 Investor Day in Dallas.

MOVING FORWARD TOGETHER

Southwest is the most successful airline in history, a disruptive force, and has been an industry leader for decades. The People of Southwest and their strong Culture deserve all the credit. We are determined to continue that history of excellence. We have an amazing array of strengths that have been sustained and survived the test of time. We have a strong Culture that is admired universally and a history of taking care of our People, demonstrated by never having an involuntary layoff or pay cut, which is unprecedented for our industry. We have a strong brand, are famous for our passionate, friendly Customer Service, and as a result, have devoted fans and loyal Customers. No future management team or Board must ever squander our Culture or our passion for Customer Service.

We have one of the world’s largest fleets and one of the nation’s strongest route networks. We have the industry’s only all-investment grade balance sheet, an exceptional strength that is a testament to the excellent and prudent financial management over five decades. No future management team or Board must ever squander that in the face of this very challenging, capital-intensive, labor-intensive, energy-intensive, cyclical, and brutally competitive business.

Finally, we have the best team in the business.

Now is the time for change. It’s time to shake things up, not just stir them a bit. The wisdom comes in knowing what to change and what not to change. We know that changes are required to some of our historic business practices. We know we will need to continually bring in new talent – in leadership and on the Board. We know we will need to continue to invest and transform. All that is underway, while carefully evaluating the choices and executing with excellence the committed plans. Maintaining the core, the essence of Southwest while transforming the business is not mutually exclusive. Taking care of our Employees, while taking care of Customers, all while creating value for Shareholders are also not mutually exclusive aspirations. All are important.

On behalf of our Board, we are very grateful for your investment and support in Southwest and for your earnest feedback. We are eager for your continuing input, and we look forward to providing additional updates this month.

Kindest Regards,

Gary Kelly

Executive Chairman of the Board of Directors

Cautionary Statement Regarding Forward-Looking Statements

This news release, including the text of the letter to Shareholders, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Specific forward-looking statements include, without limitation, statements related to the Company’s challenges, focus areas, goals, strategies, and initiatives, including with respect to enhancing sustainable Shareholder value, transforming the business, meeting Customer preferences, enhancing the Customer Experience, modernizing the airline, increasing profitability and Shareholder value, and returning the Company to a sustained industry leadership position. These forward-looking statements are based on the Company’s current estimates, intentions, beliefs, expectations, goals, strategies, and projections for the future and are not guarantees of future performance. Forward-looking statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the impact of fears or actual outbreaks of diseases, extreme or severe weather and natural disasters, actions of competitors, consumer perception, economic conditions, fuel prices, banking conditions, fears or actual acts of terrorism or war, sociodemographic trends, and other factors beyond the Company’s control, on consumer behavior and the Company’s results of operations and business decisions, plans, strategies, and results; (ii) the Company’s ability to timely and effectively implement, transition, operate, and maintain the necessary information technology systems and infrastructure to support its operations and initiatives, including with respect to revenue management; (iii) the cost and effects of the actions of activist shareholders; (iv) the Company’s ability to obtain and maintain adequate infrastructure and equipment to support its operations and initiatives; (v) the Company’s dependence on The Boeing Company (“Boeing”) and Boeing suppliers with respect to the Company’s aircraft deliveries, fleet and capacity plans, operations, maintenance, strategies, and goals; (vi) the Company’s dependence on the Federal Aviation Administration with respect to safety approvals for the

Company’s new cabin layout and the certification of the Boeing MAX 7 aircraft; (vii) the Company’s dependence on other third parties, in particular with respect to its technology plans, its plans and expectations related to revenue management, operational reliability, fuel supply, maintenance, Global Distribution Systems, and the impact on the Company’s operations and results of operations of any third party delays or non-performance; (viii) the Company’s ability to timely and effectively prioritize its initiatives and focus areas and related expenditures; (ix) the impact of governmental regulations and other governmental actions on the Company’s business plans, results, and operations; and (x) other factors, as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024.

About Southwest Airlines Co.

Southwest Airlines Co. operates one of the world’s most admired and awarded airlines, offering its one-of-a-kind value and Hospitality at 117 airports across 11 countries. Southwest took flight in 1971 to democratize the sky through friendly, reliable, and low-cost air travel and now carries more air travelers flying nonstop within the United States than any other airline1. Based in Dallas and famous for an Employee-first corporate Culture, Southwest maintains an unprecedented record of no involuntary furloughs or layoffs in its history. By empowering its more than 74,0002 People to deliver unparalleled Hospitality, the maverick airline cherishes a passionate loyalty among more than 137 million Customers carried in 2023. That formula for success has brought industry-leading prosperity and 47 consecutive years3 of profitability for Southwest Shareholders (NYSE: LUV). Southwest leverages a unique legacy and mission to serve communities around the world including harnessing the power of its People and Purpose to put communities at the Heart of its success. Learn more by visiting Southwest.com/citizenship. As the airline with Heart, Southwest has set a goal to work toward achieving net zero carbon emissions by 20504. Southwest has also set near-term targets and a three-pillar strategy to achieve its environmental goals. Learn more by visiting Southwest.com/planet.

[1]	Based on U.S. Dept. of Transportation quarterly Airline Origin & Destination Survey since Q1 2021

[2]	Fulltime-equivalent active Employees

[3]	1973-2019 annual profitability

[4]

Southwest’s net zero by 2050 goal includes Scope 1, Scope 2, and Scope 3 Category 3 emissions only and excludes any emissions associated with non-fuel products and services, such as inflight service items.

Important Additional Information

The Company intends to file a proxy statement and a WHITE proxy card with the SEC in connection with the solicitation of proxies for the Company’s next meeting of Shareholders (whether an Annual or Special Meeting of Shareholders (the “Shareholder Meeting”)). SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SHAREHOLDER MEETING. Shareholders will be able to obtain the Company’s proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at https://www.southwestairlinesinvestorrelations.com/financials/sec-filings.

Participant Information

For participant information, see the Company’s soliciting material filed as “DEFA14A” with the SEC on August  30, 2024 and available here.